                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*


                                 STAPLES, INC.
                         -----------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.006 Per Share
                  ---------------------------------------------
                         (Title of Class of Securities)

                                   855030102
                              ---------------------
                                 (CUSIP Number)

Barry J. Goldstein                                   Willard G. Fraumann, P.C.
Secretary - - Office Depot, Inc.                     Kirkland & Ellis
2200 Old Germantown Road                             200 East Randolph Drive
Delray Beach, Florida 33445                          Chicago, Illinois 60601

- -------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 4, 1996
                    ----------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                               Page 1 of 10 Pages

                          Exhibit Index is on Page 10

                                                            13D
  CUSIP No.      855030102                                                        Page     2     of    10     Pages
            ------------------------                                                   ---------    ---------



    1     NAME OF REPORTING PERSON

          Office Depot, Inc.

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 59-2663954

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                               (a)  [  ]

                                                                                                               (b)  [  ]

    3     SEC USE ONLY



    4     SOURCE OF FUNDS*

          WC, BK, OO

    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                                                                                                                    [  ]

    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


             NUMBER OF                 7      SOLE VOTING POWER
                                              31,900,000 /1/
               SHARES

            BENEFICIALLY               8      SHARED VOTING POWER

              OWNED BY

                EACH                   9      SOLE DISPOSITIVE POWER
                                              31,900,000 /1/
             REPORTING

               PERSON                  10     SHARED DISPOSITIVE POWER

                WITH

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          31,900,000 /1/


    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                                                                    [  ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          16.6% /2/

    14    TYPE OF REPORTING PERSON*
          CO


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

/1/ The shares of common stock of Staples, Inc. ("Staples") covered by this report are purchasable by Office Depot, Inc. ("Office Depot") upon exercise of an option granted to Office Depot pursuant to a Stock Option Agreement dated as of September 4, 1996, and described in Item 4 of this report. Prior to the exercise of the option, Office Depot is not entitled to any rights as a shareholder of Staples as to the shares covered by the option. The option may only be exercised upon the happening of certain events, none of which have occurred as of the date hereof. Office Depot expressly disclaims beneficial ownership of any of the shares of common stock of Staples which are purchasable by Office Depot upon exercise of the option.

         The number of shares indicated represents 19.9% of the total outstanding shares of common stock of Staples as of August 3, 1996, excluding shares issuable upon exercise of the option.

/2/ Adjusted to reflect the issuance by Staples of 31,900,000 shares of common stock as described herein.





                               Page 3 of 10 Pages

ITEM 1.          SECURITY AND ISSUER.

                 This Schedule 13D relates to the common stock, par value $0.006 per share (the "Common Stock," an individual share of which is a "Share"), of Staples, Inc. (the "Issuer"), a Delaware corporation. The principal executive offices of the Issuer are located at One Research Drive, Westboro, Massachusetts 01581.

ITEM 2.          IDENTITY AND BACKGROUND.

                 This Schedule 13D is filed by Office Depot, Inc. ("Office Depot"), a Delaware corporation. Office Depot's principal offices are located at 2200 Old Germantown Road, Delray Beach, Florida 33445.

                 Office Depot currently operates 539 office products stores in 37 U.S. states and the District of Columbia and 5 Canadian provinces under the names "Office Depot," "The Office Place," "Images" and "Furniture at Work." Office Depot also operates a delivery business, which provides delivery services of office products to small- and medium-size businesses, as well as a full service contract stationer service for medium- and large-size businesses, schools and other educational institutions and governmental agencies. In addition, Office Depot has entered into licensing arrangements for the operation of office supply stores in Colombia, Israel, Poland and Thailand and joint venture agreements to operate stores in France, Mexico and Japan.

                 During the last five years, to the best of Office Depot's knowledge, neither Office Depot nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

                 Herve Defforey, a director of Office Depot, is a citizen of France. All other executive officers and directors of Office Depot are citizens of the United States. The name, business address and present principal occupation (including the name and address of the corporation or organization in which such employment is conducted) of each executive officer and director is set forth in Schedule A to this Schedule 13D and is specifically incorporated herein by reference.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 This Statement relates to an option granted to Office Depot by the Issuer to purchase shares of Common Stock from the Issuer as described in
Item 4 below (the "Stock Option"). The Stock Option entitles Office Depot to purchase up to 31,900,000 shares of Common Stock (the "Option Shares") under the circumstances specified in the Stock Option Agreement dated as of September 4, 1996 between Office Depot and the Issuer (the "Stock Option Agreement") and as described in Item 4 below, for a purchase price of $18.5625 per Share (the "Purchase Price"). Reference is hereby made to the Stock Option Agreement, which is included as Exhibit 10.2 to the Office Depot Current Report on Form 8-K, dated as of September 6, 1996, File No. 1-10948 (the "Office Depot 8-K"), for the full text of its terms, including the conditions upon which it may be exercised.

                 The Stock Option was granted by the Issuer as an inducement to Office Depot to enter into the Agreement and Plan of Merger, dated as of September 4, 1996, among Office Depot, Marlin Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of the Issuer (the "Subsidiary"), and the Issuer (the "Merger Agreement"). Pursuant to the Merger Agreement and subject to the conditions set forth therein (including approval by the stockholders of Office Depot





                               Page 4 of 10 Pages
and the Issuer and various regulatory agencies), the Subsidiary will merge with and into Office Depot (the "Merger"), and each issued and outstanding share of common stock, par value $.01 per share, of Office Depot will be converted into the right to receive 1.14 shares of Common Stock of the Issuer. No monetary consideration was paid by Office Depot to the Issuer for the Stock Option.

                 In the event the Stock Option becomes exercisable (which will occur in certain circumstances following the making of an Alternative
Proposal (as defined in the Option Agreement) involving the Issuer) and Office Depot elects to exercise the Stock Option, Office Depot may either (a) pay the Purchase Price for the Option Shares in cash or (b) elect, in lieu of the payment of the Purchase Price and the receipt of the Option Shares, to receive a cash payment from the Issuer in the amount of the excess of (i) the higher of the price paid for the Common Stock of the Issuer in an Alternative Transaction (as defined in the Merger Agreement) or the market price of the Common Stock of the Issuer over (ii) the Purchase Price. In no event, however, may the Total Profit (as defined in the Stock Option Agreement to include realized profits from the Stock Option and amounts received upon certain terminations of the Merger Agreement) received by Office Depot exceed $150 million. If Office
Depot elects to pay the Purchase Price for the Option Shares, it currently anticipates that some of the funds therefor will be generated by a combination of available working capital, bank borrowings and/or funds raised from an offering of its equity securities.

ITEM 4.          PURPOSE OF TRANSACTION.

                 As stated above, the Stock Option was granted to Office Depot in connection with the execution of the Merger Agreement. A copy of the Merger Agreement is included as Exhibit 2.1 to the Office Depot 8-K and is incorporated herein by reference in its entirety. If the Merger is consummated, the size of the Issuer's Board of Directors shall be increased to 15 and 6 members of Office Depot's present Board of Directors shall become members of the Issuer's Board of Directors.

                 Upon exercise by Office Depot of the Stock Option, in whole or in part, for at least 16,100,000 Option Shares (such number representing approximately 10% of the number of outstanding shares of Common Stock on the date of the Stock Option Agreement), Office Depot shall be entitled to designate one person to be appointed to the Board of Directors of the Issuer. In the event that the designee of Office Depot shall cease to serve as a director for any reason, the vacancy resulting thereby shall be filled by a designee of Office Depot. Notwithstanding the foregoing, the Issuer shall not be required to nominate the designee of Office Depot, and shall be entitled to request and receive the resignation of any designee of Office Depot then serving on the Board of Directors of the Issuer, at any time that Office Depot then beneficially owns less than 16,100,000 shares of Common Stock.

                 The Issuer has retained certain rights of first refusal and repurchase rights with respect to any shares of Common Stock acquired by Office Depot upon exercise of the Stock Option, as provided in the Stock Option Agreement. In addition, Office Depot has the right to cause the Issuer to repurchase the shares of Common Stock acquired upon exercise of the Stock Option, as provided in the Stock Option Agreement.

                 Other than as described above, Office Depot has no plans or proposals which relate to, or may result in, any of the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D (although Office Depot reserves the right to develop such plans).





                               Page 5 of 10 Pages

                 The descriptions herein of the Stock Option Agreement and the Merger Agreement are qualified in their entirety by reference to such agreements, copies of which are attached hereto as Exhibits 1 and 2, respectively.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

                 As a result of the Stock Option, Office Depot may be deemed to be the beneficial owner of 31,900,000 shares of Common Stock of the Issuer, which would represent approximately 16.6% of the shares of Common Stock outstanding after exercise of the Stock Option (based on the number of shares of Common Stock outstanding on August 3, 1996, as set forth in the Merger Agreement). Office Depot will have sole voting and dispositive power with respect to such shares.

                 The shares of Common Stock described herein are subject to the Stock Option, which is not currently exercisable. Nothing herein shall be deemed to be an admission by Office Depot as to the beneficial ownership of any shares of Common Stock, and Office Depot disclaims beneficial ownership of all shares of Common Stock of the Issuer issuable upon exercise of the Stock Option.

                 Except as described herein, neither Office Depot nor any other person referred to in Schedule A attached hereto beneficially owns or has acquired or disposed of any shares of Common Stock of the Issuer during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 Except for the Merger Agreement and the Stock Option Agreement, none of the persons named in Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfers or voting of any securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.          MATERIALS TO BE FILED AS EXHIBITS.

 EXHIBIT NO.                       DESCRIPTION
 -----------                       -----------
 1                                 Stock Option Agreement, dated as of September 4, 1996, between Office
                                   Depot, Inc. and Staples, Inc. (incorporated by reference from Exhibit
                                   10.2 to the Office Depot 8-K).

 2                                 Agreement and Plan of Merger, dated as of September 4, 1996, among
                                   Staples, Inc., Marlin Acquisition Corp. and Office Depot, Inc.
                                   (incorporated by reference from Exhibit 2.1 to the Office Depot 8-K).





                               Page 6 of 10 Pages

                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

September 13, 1996                    Office Depot, Inc.



                                      By:/s/ Barry J. Goldstein
                                         -------------------------------------
                                         Barry J. Goldstein,
                                         Executive Vice President - Finance,
                                         Chief Financial Officer and Secretary





                               Page 7 of 10 Pages

                                   SCHEDULE A

       Names of Directors and               Principal Occupation or                Name and Address of
              Officers                            Employment                          Organization
       ----------------------               -----------------------                -------------------
 David I. Fuente                      Chairman and Chief Executive         Office Depot, Inc.
 Director and Officer                 Officer                              2200 Old Germantown Road
                                                                           Delray Beach, FL 33445

 Mark D. Begelman                     President and Chief Executive        Ace Music, Inc.
 Director                             Officer                              5900 Powerline Road,
                                                                           Suite 209
                                                                           Ft. Lauderdale, FL 33309

 Herve Defforey                       Director of General Finance and      Carrefour Direction Generale
 Director                             Administration                       6, Avenue Raymond Poincare
                                                                           B.P. 419-16
                                                                           75769 Paris Cedex 16
                                                                           France

 W. Scott Hedrick                     General Partner                      Interwest Partners
 Director                                                                  3000 Sand Hill Road
                                                                           Bldg. 3, Suite 255
                                                                           Menlo Park, CA 94025

 James L. Heskett                     Faculty Member                       Harvard Business School
 Director                                                                  Soldiers Field Road
                                                                           Baker Library 474
                                                                           Boston, MA 02163

 John B. Mumford                      President                            Crosspoint Venture Partners
 Director                                                                  One First Street, Suite 2
                                                                           Los Altos, CA 34022

 Michael J. Myers                     President                            First Century Partners
 Director                                                                  One Palmer Square,
                                                                           Suite 425
                                                                           Princeton, NJ 08542

 Peter J. Solomon                     Chairman and Chief Executive         Peter J. Solomon Company
 Director                             Officer                              350 Park Avenue
                                                                           New York, NY 10033

 Cynthia Cohen Turk                   President                            Marketplace 2000
 Director                                                                  1001 S. Bayshore Drive,
                                                                           Suite 1806
                                                                           Miami, FL 33131

 Alan L. Wurtzel                      Vice Chairman of the Board           Circuit City Stores, Inc.
 Director                                                                  2134 R Street NW
                                                                           Washington, DC 20008

 Barry J. Goldstein                   Executive Vice President -           Office Depot, Inc.
 Officer                              Finance, Chief Financial Officer     2200 Old Germantown Road
                                      and Secretary                        Delray Beach, FL 33445





                               Page 8 of 10 Pages

       Names of Directors and               Principal Occupation or                Name and Address of
              Officers                            Employment                          Organization
       ----------------------               -----------------------                -------------------
 F. Terry Bean                        Executive Vice President - Human     Office Depot, Inc.
 Officer                              Resources                            2200 Old Germantown Road
                                                                           Delray Beach, FL 33445

 Richard M. Bennington                Executive Vice President -           Office Depot, Inc.
 Officer                              Operations and Sales                 2200 Old Germantown Road
                                                                           Delray Beach, FL 33445

 Harry S. Brown                       Executive Vice President -           Office Depot, Inc.
 Officer                              Merchandising                        2200 Old Germantown Road
                                                                           Delray Beach, FL 33445

 William P. Seltzer                   Executive Vice President -           Office Depot, Inc.
 Officer                              Systems and Distribution             2200 Old Germantown Road
                                                                           Delray Beach, FL 33445





                               Page 9 of 10 Pages

                               INDEX TO EXHIBITS

 EXHIBIT NO.
 1                                 Stock Option Agreement, dated as of September 4, 1996, between Office
                                   Depot, Inc. and Staples, Inc. (incorporated by reference from Exhibit
                                   10.2 to Office Depot's Current Report on Form 8-K, dated September 6,
                                   1996, File No. 1-10948 (the "Office Depot 8-K")).

 2                                 Agreement and Plan of Merger, dated as of September 4, 1996, among
                                   Staples, Inc., Marlin Acquisition Corp. and Office Depot, Inc.
                                   (incorporated by reference from Exhibit 2.1 to the Office Depot 8-K).





                              Page 10 of 10 Pages